Exhibit 99.1
Appendix 2A - Application for quotation of securities

Announcement Summary

Entity name
ELEVRA LITHIUM LIMITED

Announcement Type
New announcement

Date of this announcement
Tuesday January 13, 2026

The +securities to be quoted are:
+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B
Total number of +securities to be quoted
ASX +security code	Security description	Number of +securities to be quoted	Issue date

ELV	ORDINARY FULLY PAID	47,660	12/01/2026

Refer to next page for full details of the announcement

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Appendix 2A - Application for quotation of securities
Part 1 - Entity and announcement details

1.1	Name of entity

ELEVRA LITHIUM LIMITED

We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.
1.2 Registered number type	Registration number

ABN	26091951978

1.3	ASX issuer code

ELV

1.4	The announcement is
New announcement
1.5	Date of this announcement
13/1/2026

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Appendix 2A - Application for quotation of securities
Part 2 - Type of Issue

2.1	The +securities to be quoted are:
+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B

Previous Appendix 3B details:
Announcement Date and Time	Announcement Title	Selected Appendix 3B to submit quotation request
29-Aug-2025 15:14	New - Proposed issue of securities - SYA	A placement or other type of issue

2.3a.2 Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B?
Yes
2.3a.3 Please provide details of the further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B
Legacy Piedmont Options granted and outstanding under the Piedmont Stock Incentive Plan may still be exercised. If exercised, these will be settled with Elevra ordinary, fully paid shares under the terms of the Merger Agreement - refer to Notice of Meeting announcement released on 20 June 2025 for further details.

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Appendix 2A - Application for quotation of securities
Part 3A - number and type of +securities to be quoted where issue has previously been notified to ASX in an Appendix 3B

Placement Details

ASX +security code and description
ELV : ORDINARY FULLY PAID

Issue date
12/1/2026
Distribution Schedule

Provide a distribution schedule for the new +securities according to the categories set out in the left hand column - including the number of recipients and the total percentage of the new +securities held by the recipients in each category.

Number of +securities held	Number of holders	Total percentage of +securities held For example, to enter a value of 50% please input as 50.00
1 - 1,000	1	8.00%
1,001 - 5,000	10	76.00%
5,001 - 10,000	1	8.00%
10,001 - 100,000	1	8.00%
100,001 and over		%

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Appendix 2A - Application for quotation of securities
Issue details

Number of +securities to be quoted
47,660
Are the +securities being issued for a cash consideration?
No
Please describe the consideration being provided for the +securities
This Appendix 2A relates to Elevra Shares issued in settlement of vested Piedmont Equity Awards in connection with the Merger.

Please provide an estimate (in AUD) of the value of the consideration being provided per +security for the +securities to be quoted
435,136.000000
Any other information the entity wishes to provide about the +securities to be quoted
N/A

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Appendix 2A - Application for quotation of securities
Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1	Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application)

ASX +security code and description	Total number of +securities on issue

ELV : ORDINARY FULLY PAID	169,376,771

4.2	Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

Total number of
ASX +security code and description	+securities on issue

ELVAM : PERFORMANCE RIGHTS	1,760,737

ELVAN : OPTION EXPIRING 31-DEC-2028 EX $4.80	2,723,613

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